Exhibit 99.1

TechCreate Group Ltd. Appoints Sibil Thomas as Financial Controller and Chief Accounting Officer

SINGAPORE, March 11, 2026 – TechCreate Group Ltd. (NYSE American: TCGL) (“TechCreate” or the “Company”), a technology consultancy and advanced software solutions provider specializing in payment solutions, cybersecurity, and digital services, today announced the appointment of Sibil Thomas as Financial Controller & Chief Accounting Officer. In his new role, Thomas will assume financial leadership responsibilities, including responsibilities currently held by the Company’s Chief Financial Officer, Derek Wang, who has submitted his resignation and is expected to depart the Company on March 11, 2026 due to personal reasons.

Thomas joins TechCreate with more than 20 years of leadership experience overseeing multi-regional finance operations across APAC, including Singapore, Malaysia, Thailand, India, and Australia. He has deep expertise in financial planning, risk management, compliance, and process automation, and a proven track record of building and scaling finance functions, strengthening internal controls, and driving operational excellence. He was most recently a consultant for Gnotis Systems Private Limited (India), where he oversaw the entire finance and accounting departments. Thomas was also previously a Vice President – Finance of NETS Solutions (Singapore & Malaysia) and Financial Controller – APAC of DISYS (APAC: Singapore, India, Malaysia & Thailand), where he restructured operations to achieve cash flow self-sufficiency.

“I am pleased to announce Sibil Thomas as Financial Controller & Chief Accounting Officer,” said TechCreate CEO Heng Hai Lim. “Although holding the title of Financial Controller & Chief Accounting Officer, Sibil brings prior experience consistent with CFO-level responsibility, having led regional finance functions, financial planning and analysis, cash flow and working capital management, multi-country compliance, and more.”

About TechCreate Group Ltd.

TechCreate Group Ltd. is a Singapore-based payment software solutions provider. Founded in 2015, the Company delivers digital payment and infrastructure solutions to financial institutions, telecommunications, deposit insurance, and enterprises. TechCreate’s offerings include real-time payment systems, digital banking platforms, API management, cybersecurity, and cloud computing. Its proprietary Artificial Intelligence Real-Time Engine (AI-RTE) is designed to enable fast, secure, and efficient payment processing. For more information, visit https://www.techcreategroup.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the Company’s future operations, financial performance and growth strategies. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements contained in this press release speak only as of the date hereof, and TechCreate Group Ltd. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

TCGL@gateway-grp.com